IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS
     SCHEDULE 13D IS BEING FILED IN PAPER PURSUANT TO A
     CONTINUING HARDSHIP EXEMPTION.

     SECURITIES AND EXCHANGE COMMISSION
     WASHINGTON, D.C. 20549

     SCHEDULE 13D - Under the Securities Exchange Act of 1934

     (Amendment No.....)*

     Security National Financial Corporation
     (Name of Issuer)

     Class A Common Stock
     (Title of Class of Securities)

     814785309
     (CUSIP Number)

     Richard F. Behnke
     1188 Bishop Street, Suite 911
     Honolulu, HI  96813
     (808) 536-2341

     Richard F. Behnke, IRA
     Attn:  Richard F. Behnke
     1188 Bishop Street, Suite 911
     Honolulu, HI  96813
     (808) 536-2341

     R.B. Value Resources, Inc.
     Attn:  Richard F. Behnke
     1188 Bishop Street, Suite 911
     Honolulu, HI  96813
     (808) 536-2341

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

     July 14, 1995
     (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement[ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
     13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No     814785309

1)  Names of Reporting Persons S.S. or I.R.S.
     Identification Nos. of Above Persons

              Richard Frederick Behnke

     2)  Check the Appropriate Box if a Member of a Group (See

     Instructions)

         (a)
         (b)

     3)  SEC Use Only

     4)  Source of Funds (See Instructions) PF

     5)  Check if Disclosure of Legal Proceedings is Required

     Pursuant to Items 2(d) or 2(e)


     6)  Citizenship or Place of Organization - United States


     Number of Shares Beneficially Owned by Each Reporting
     Person With:

     7)  Sole Voting Power - 112,272
     8)  Shared Voting Power -
     9)  Sole Dispositive Power - 112,272
     10) Shared Dispositive Power -

     11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person - 112,272

     12)  Check if the Aggregate Amount in Row (11) Excludes

     Certain Shares (See Instructions)

     13)  Percent of Class Represented by Amount in Row (11)

     - 3.4%

     14)  Type of Reporting Person (See Instructions) - IN

1)  Names of Reporting Persons S.S. or I.R.S.
     Identification Nos. of Above Persons

              Richard Frederick Behnke IRA

     2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

         (a)
         (b)

     3)  SEC Use Only

     4)  Source of Funds (See Instructions) PF

     5)  Check if Disclosure of Legal Proceedings is Required

     Pursuant to Items 2(d) or 2(e)

     6)  Citizenship or Place of Organization - Hawaii

     Number of Shares Beneficially Owned by Each Reporting
     Person With:

     7)  Sole Voting Power - 52,725
     8)  Shared Voting Power -
     9)  Sole Dispositive Power - 52,725
     10) Shared Dispositive Power -

     11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person - 52,725

     12)  Check if the Aggregate Amount in Row (11) Excludes

     Certain Shares (See Instructions)

     13)  Percent of Class Represented by Amount in Row (11)

     - 1.7%

     14)  Type of Reporting Person (See Instructions) - EP

1)  Names of Reporting Persons S.S. or I.R.S.
     Identification Nos. of Above Persons

              R. B. Value Resources, Inc.

     2)  Check the Appropriate Box if a Member of a Group (See
     Instructions)

         (a)
         (b)

     3)  SEC Use Only

     4)  Source of Funds (See Instructions) - WC

     5)  Check if Disclosure of Legal Proceedings is Required

     Pursuant to Items 2(d) or 2(e)

     6)  Citizenship or Place of Organization - Hawaii

     Number of Shares Beneficially Owned by Each Reporting
     Person With:

     7)  Sole Voting Power - 51,426
     8)  Shared Voting Power -
     9)  Sole Dispositive Power - 51,426
     10) Shared Dispositive Power -

     11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person - 51,426

     12)  Check if the Aggregate Amount in Row (11) Excludes

     Certain Shares (See Instructions)

     13)  Percent of Class Represented by Amount in Row (11)

     - 1.6%

     14)  Type of Reporting Person (See Instructions) - CO

SCHEDULE 13D


     ITEM 1.  SECURITY AND ISSUER.

              This statement relates to Class A common stock of the Security National Financial Corporation
     ("Issuer"). The principal executive offices of the Issuer are located at 5300 South 360 West, Salt Lake
     City, Utah 84123.


     ITEM 2.  IDENTITY AND BACKGROUND.

              (a) This schedule is filed by Richard F. Behnke individually, the Richard F. Behnke IRA, and R. B. Value Resources, Inc. (collectively "Filers"). The officers and directors of R. B. Value Resources, Inc. are Richard
     F. Behnke (president, treasurer, secretary, and director), and Wade W. Richardson (vice-president and assistant secretary).

              (b)  Richard F. Behnke's business address is
     1188 Bishop Street, Suite 911, Honolulu, HI 96813. The principal place of business and principal office of R.
     B. Value Resources, Inc. are located at 1188 Bishop Street, Suite 911, Honolulu, HI 96813. Wade W. Richardson's residence address is 663 Auwina St., Kailua, HI 96734.

              (c)  Mr. Behnke is president of a
     broker-dealership and an investment advisor. Mr. Behnke works at Abel-Behnke Corporation. The address of Abel-Behnke Corporation is 1188 Bishop Street, Suite 911, Honolulu, HI 96813. The principal business of Abel-Behnke Corporation is trading in securities for others and on its own account, and providing investment advice.

              The principal business of R. B. Value Resources,
     Inc. is investing in real estate and securities.

              Mr. Richardson is an electronics engineer employed by ADV Technical Systems, Inc., whose principal business is electronics servicing. The address of ADV Technical Systems, Inc. is 1051 Keolu Dr., Suite 210, Kailua, HI 96734.

              (d) & (e) Within the last five years none of the Filers nor Mr. Richardson has been convicted in a criminal proceeding, nor have the Filers or Mr.
     Richardson been subject to any judicial or administrative proceeding relating to federal or state securities matters.

              (f) Mr. Behnke and Mr. Richardson are citizens of the United States. R. B. Value Resources, Inc. is a
     Hawaii corporation.


     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
     CONSIDERATION.

              Prior to July 14, 1995, Abel-Behnke Corporation, a Hawaii corporation, and a broker-dealer registered under section 15 of the Securities Exchange Act of 1934, owned 112,272 shares of the Issuer's Class A common stock. Abel-Behnke Corporation acquired these shares in the ordinary course of its business and without the purpose or effect of changing or influencing the control of the Issuer, nor was the acquisition in connection with or as a participant in any transaction having such purpose or effect. Under Rule 13d-1(b), Mr. Behnke and Abel-Behnke Corporation were exempt from filing a
     Schedule 13D.

              When these shares were distributed to Mr. Behnke on August 1, 1995, Mr. Behnke became obligated to file a Schedule 13D because he did not have the benefit of Rule 13d-1(b). Since there was no purchase, questions posed by this Item regarding the source and amount of funds used to make the purchase putting Mr. Behnke, the Richard F. Behnke IRA, and R. B. Value Resources, Inc. over the five percent threshold are not applicable.

              Since Mr. Richardson does not hold more than five percent of the Class A common stock of Issuer, questions regarding the source of funding for purchases putting Mr. Richardson over the five percent threshold are not applicable.


     ITEM 4.  PURPOSE OF TRANSACTION.

              The Filers and Mr. Richardson have no present intention with respect to their shares of the Issuer's
     Class A common stock other than to hold these shares for investment purposes.


     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

              (a) & (b) Richard F. Behnke owns 112,272 shares of the Issuer's Class A common stock, which comprise 3.4% of the Issuer's outstanding Class A common stock. Mr. Behnke has sole power to both vote and dispose of these shares.

              The Richard F. Behnke IRA owns 54,725 shares of the Issuer's Class A common stock, which comprise 1.7% of the Issuer's outstanding Class A common stock. The Richard F. Behnke IRA has sole power to both vote and dispose of these shares.

              R. B. Value Resources, Inc. owns 51,426 shares of the Issuer's Class A common stock, which comprise 1.6% of the Issuer's outstanding Class A common stock. R. B. Value Resources, Inc. has sole power to both vote and dispose of these shares.

              Wade W. Richardson, through an IRA, owns about 78,250 shares of the Issuer's Class A common stock, which comprise about 2.3% of all outstanding shares. Mr. Richardson has sole power to both vote and dispose of these shares.

              (c) On August 3, 1995 the Richard F. Behnke IRA acquired 3,000 shares of the Issuer's Class A common stock at $3.75 per share. The purchase was over-the-counter for cash.

              (d) No other person, other than those already identified in this Item, has any rights relating to the dividends or sale proceeds of the securities which are the subject of this schedule.


     ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


              Mr. Behnke controls the Richard F. Behnke IRA and is the sole director and shareholder of R. B. Value
     Resources, Inc.

              There are no other contracts, arrangements, understandings, or relationships involving persons listed in Item 2 relating to the Issuer's Class A common stock.



     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              A copy of the written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f) is attached as Exhibit 1.

              No copies of written agreements, contracts, arrangements, understandings, plans or proposals relating to items addressed in Item 3, Item 4, and Item 6 are attached because no such documents exist.
SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     August 24, 1995


     /s/RICHARD F. BEHNKE

     RICHARD F. BEHNKE

EXHIBIT I


              The undersigned agrees that this Schedule 13D is filed on behalf of Richard F. Behnke, the Richard F.
     Behnke IRA, and R. B. Value Resources, Inc.



     Richard F. Behnke
     Individually and for the Richard F. Behnke IRA




     R. B. Value Resources, Inc.
     By:  Richard F. Behnke
          Its President